SUB-ITEM 77D(g)


                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                 AIM FUNDS GROUP


Effective July 13, 2001, AIM Select Growth Fund (the "Fund") intends to reposition its target allocation of assets across AIM's growth, growth at a reasonable price (GARP) and value investment disciplines (collectively, the "Investment Disciplines"). The fund's portfolio management team anticipates, under normal conditions allocating a significant portion of the fund's assets, generally in approximately equal amounts, among the Investment Disciplines. The change to the fund's strategies will result in a portfolio construction that is diverse across AIM's style disciplines and market capitalizations.

In conjunction with the change to the fund's investment strategies, the Board has approved changing the name of the fund to "AIM Select Equity Fund."